U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Fusfield, Glenn J.	2. Issuer Name and Ticker or Trading Symbol Steiner Leisure Limited (STNR)					6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 770 S. Dixie Highway, Suite #200 (Street) Coral Gables, FL 33146 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)		4. Statement For Month/Year 2001			[ ] Director [ ] 10% Owner [ X] Officer (give title below) [ ] Other (specify below) Chief Operating Officer
			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) [ X]Form Filed by One Reporting Person [ ]Form Filed by More Than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer=s Fiscal Year (Instr. 3 and 4)	6. Ownership Form:Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 5 (continued)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Num-ber of De- rivative Securities Benefi- cially Owned at End of Year (Instr. 4)	10. Own-ership of Derivative Security:Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
				(A)	(D)	Date Exer-cisable	ExpirationDate	Title	Amount or Number of Shares
Employee Share Option (right to buy)	$14.945	10/08/01	A	41,000	--	(1)	10/07/11	Common Shares	41,000	--	41,000	D
Employee Share Option (right to buy)	$18.150	11/26/01	A	28,930	--	(2)	11/25/11	Common Shares	28,930	--	28,930	D

Explanation of Responses:

  These options vest in accordance with the following schedule: 13,666 options vest on 10/08/02 and 13,667 options vest on each of 10/08/03 and 10/08/04.

  These options vest in accordance with the following schedule: 9,643 options vest on each of 11/26/02 and 11/26/03 and 9,644 options vest on 11/26/04.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.
/s/ Glenn J. Fusfield	02/13/02
Glenn J. Fusfield	Date

SEC 1474 (8-92)